

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

- Historically, minimal correlation with equities
- Historically, negative correlation with fixed income
- Positive correlation with interest rates

Investment Growth

Time Period: 5/25/2004 to 7/31/2018



- ■ The Merger Fund VL
- ■ Wilshire Event Driven
- ■ Barclays Agg Bond
- ■ Benchmark: US 3-mo T-Bill

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 34,974,134

Expense ratios are as of the April 19, 2018 prospectus. The total annual operating expense ratio of the Fund was 2.57%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2019 only with the approval of the Board of Trustees), total annual operating expenses were 1.84% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Trailing Returns (as of month-end)

As of Date: 7/31/2018

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	Since Incept.
The Merger Fund VL	-1.40%	1.72%	3.98%	4.37%	2.49%	2.37%	4.66%
Wilshire Event Driven	-0.08%	1.03%	1.28%	1.78%	0.92%	0.74%	2.83%
Barc Agg Bond	0.02%	0.61%	-1.59%	-0.80%	1.49%	2.25%	4.01%
Benchmark: US 3-mo T-Bill	0.16%	0.48%	0.97%	1.43%	0.73%	0.45%	1.31%
US Insurance Market Neutral	-1.40%	1.28%	2.91%	3.54%	2.12%	0.66%	—

Trailing Returns (as of quarter-end)

As of Date: 6/30/2018

	MERVX
QTD	3.08%
1 Year	5.86%
3 Years	2.91%
5 Years	2.87%
10 Years	3.62%
Since Inception	4.76%

Performance Relative to Peer Group

As of Date: 7/31/2018



- ◆ The Merger Fund VL
- ▽ Wilshire Event Driven
- ▷ Barclays Agg Bond
- ☐ US Insurance Market Neutral

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

The Merger Fund VL

Portfolio

Avg. position size:	1.30%
Number of long positions:	78
Number of short positions:	18
Percent invested:	Fully

TOP 10 Holdings 55.87%

1. Altaba Inc.
2. NXP Semiconductors NV
3. Twenty-First Century Fox, Inc Cl. B
4. Rockwell Collins, Inc.
5. Aetna Inc.
6. Sky PLC
7. Andeavor
8. XL Group Limited
9. Pinnacle Foods Inc.
10. DowDuPont Inc.

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any security.

3-Year Risk Metrics

Time Period: 8/1/2015 to 7/31/2018

	Merger VL	Wilshire Event Driven	Barc Agg Bond
Std Dev	3.05%	2.75%	2.63%
Sharpe Ratio	0.57	0.06	0.27
Sortino Ratio	0.90	0.07	0.38
Beta (vs S&P 500)	0.13	0.19	-0.03
Correlation (vs S&P 500)	19.02	49.75	0.98
Beta (vs Barclays Agg)	-0.24	-0.12	1.00
Correlation (vs Barclays Agg)	4.41	1.30	100.00

Deal Terms


Cash
41.45%
Stock and Stub
26.45%
Cash & Stock
24.72%
Cash & Collar
5.88%
Stock with Fixed Exchange Ratio
1.46%
Stock with Flexible Exchange Ratio (Collar)
0.04%
0.00% 10.00% 20.00% 30.00% 40.00% 50.00%

Regional Exposure


United States
75.68%
Europe ex-U.K.
12.97%
United Kingdom
5.13%
North America Offshore
3.73%
Asia ex-Japan
2.31%
Australia
0.18%
0.00% 20.00% 40.00% 60.00% 80.00%

Sector Exposure


Information Tech.
26.77%
Consumer Disc.
17.49%
Health Care
13.63%
Financials
10.25%
Materials
7.79%
Industrials
7.42%
Energy
7.04%
Consumer Staples
4.14%
Other
2.50%
Utilities
1.58%
Telecom
1.40%
0.00% 10.00% 20.00% 30.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be proceeded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Merger Fund VL is available through variable products offered by third-party insurnace companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other cap tal structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviat on, the greater the variabil ty of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfol o with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund w th a low R-squared (70 or less) doesn't act much like the index.



Westchester Capital
FUNDS

2018

Q2 Quarterly Review

Fund	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★★ Out of 129 market neutral funds as of 6/30/2018
	Institutional	MERIX		★★★★ Out of 129 market neutral funds as of 6/30/2018
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Credit Event Fund	Investor	WCFRX	Long-Short Credit	
	Institutional	WCFIX		
Event-Driven Fund	Institutional	WCEIX	Multi-Alternative	★★★★ Out of 288 multi-alternative funds as of 6/30/2018
	Investor	WCERX		☆☆☆☆ Out of 288 multi-alternative funds as of 6/30/2018

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ■ Valhalla ■ New York 10595
(914) 741-5600 ■ Fax (914) 741-2950

STANDARDIZED PERFORMANCE SUMMARY
As of June 30, 2018

Mutual Fund Assets:
Merger Arbitrage[1]	$2.7 billion
Opportunistic Credit	$4.0 million
Multi-Event[2]	$348.1 million

	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
Merger Arbitrage	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Net Expenses excluding Investment-Related Expenses[4,5]	Performance Inception	Ticker
The Merger Fund (Institutional)	3.33	5.87	6.31	n/a	n/a	3.01	1.60%	1.59%	1.17%	08/01/2013	MERIX
The Merger Fund (Investor)	3.25	5.77	6.06	2.92	3.29	6.14	1.92%	1.91%	1.49%	01/31/1989	MERFX
Insurance Dedicated Funds[5]											
The Merger Fund VL	3.08	5.46	5.86	2.87	3.62	4.76	2.57%	1.84%	1.40%	05/26/2004	MERVX
Opportunistic Credit[5]											
Credit Event Fund (Institutional)	0.50	0.10	n/a	n/a	n/a	0.10	2.30%	1.88 %	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	0.50	0.00	n/a	n/a	n/a	0.00	2.55%	2.13%	1.89%	12/29/2017	WCFRX
Multi-Event[5]											
Event-Driven Fund (Institutional)	4.19	5.21	5.76	n/a	n/a	3.21	2.32%	2.32%	1.74%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	4.10	5.02	5.57	n/a	n/a	2.16	2.57%	2.57%	1.99%	03/22/2017	WCERX

Market Indices
As of Date: 6/30/2018

	QTD	YTD	1 Year	5 Year	10 Year
US Fund Market Neutral	-0.32%	-0.46%	1.35%	1.29%	0.17%
US Fund MultiAlternative	-0.05%	-1.09%	2.17%	1.52%	0.72%
Wilshire Liq Alt Event Driven TR USD	1.15%	1.36%	2.12%	0.87%	2.52%
S&P 500 TR USD(1936)	3.43%	2.65%	14.37%	13.42%	10.17%
BBgBarc US Agg Bond TR USD	-0.16%	-1.62%	-0.40%	2.27%	3.72%
ICE BofAML 3M US Trsy Note TR USD	0.49%	0.84%	1.37%	0.43%	0.37%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. [1]Includes USD 140 million in a sub-advised fund. [2]Includes USD 224 million in sub-advised funds. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [4]Investment related expenses include expenses related to short sales and interest on any borrowing and acquired fund fees and expenses. [5] The Adviser has contractually agreed to waive a portion of its investment advisory fee through April 30, 2019 for The Merger Fund, The Merger Fund VL, and WCM Alternatives: Event-Driven Fund, and through November 16, 2018 for WCM Alternatives: Credit Event Fund.

Fellow Shareholders,

Our funds performed well in the first half of 2018, with The Merger Fund® ranked #1 in year-to-date performance for its Morningstar category out of 165 funds. In the three months ending June 30th, The Merger Fund® (MERIX), The Merger Fund VL, WCM Alternatives: Event-Driven Fund (WCEIX) and WCM Alternatives: Credit Event Fund (WCFIX) gained 3.33%, 3.08%, 4.19% and 0.50%, respectively, bringing performance to 5.87%, 5.46%, 5.21% and 0.10%, respectively, through the midpoint of the year.

January 1, 2018 – June 30, 2018			
	Return (Cumulative)	Morningstar Category Rank	Number of Funds in Category
MERIX	5.87%	1	165
MERFX	5.77%	2	165

Morningstar category: US Fund Market Neutral

This performance was accomplished against a backdrop that could kindly be described as turbulent. Although the US markets generally rose during the quarter, almost every asset class, sector and region saw significant intra-quarter swings, driven by tensions between the US and its major trading partners.[1] For the quarter, the major US indexes ended higher, largely on the strength of technology stocks. The Dow eked out a gain of 0.7% while the S&P 500 managed 2.9% and the tech-heavy NASDAQ gained 6.3%.[2]

Discipline - often praised but difficult to maintain - promotes longevity and long-term success in the volatile advisory world. Although it is tempting to chase trends and headlines, we advocate adhering to time-tested approaches at the risk of client anxiety over FOMO (fear of missing out). As often happens, opportunities may arise for the patient investor when political, regulatory or economic developments cloud the horizon (or in our case, cause arbitrage spreads to widen). 2018 has begun as a year in which many recently successful strategies are underperforming for one reason or another but highlights the value of patience and consistency that we have attempted to demonstrate over the three decades that we have been managing assets.

As an aside, we recommend a July 19th article from the Financial Times of London, written by Robin Wigglesworth (yes), discussing the recent underperformance of algorithmic and systematic investments such as "smart beta" ETFs. It discusses a strategy wherein a strategist, in late 2016, constructed a "dumb beta" portfolio of stocks that failed to qualify for any of five popular smart beta ETFs that he selected. Of course, it wouldn't be a story unless the dumb beta portfolio outperformed the ETF basket since then, which it has. Perhaps it is because the test period is not long enough, or because performance-chasing may inevitably lead to crowding (and its attendant underperformance), but in any event, there appears to be a lack of active human involvement in the portfolio management of these products, which we have often asserted could be a weakness. The article cites performance attributable to HFR that quantitative equity funds have lost 1% this year as of publication, and quantitative macro funds have fallen by 4.2%.

We are clearly not infallible, but we have accepted an investment mandate that we adhere to, which has a goal of providing attractive, uncorrelated, risk-adjusted returns in any market environment, even if it means underperforming during raging bull markets.

---

[1] Stocks see broad gains in the second quarter, but not without turbulence, MarketWatch, 6/29/18
[2] When the Momentum Starts to Fade, Barron's, 6/30/18

Merger Arbitrage ("M&A")

Busy quarter. Lots to discuss. First of all, the epic saga of the Time Warner/ AT&T merger finally concluded with a W in the column for the good guys.[3] This deal, first thought to be unassailable from an antitrust standpoint because the companies don't even compete with each other, came under fire by the Department of Justice ("DOJ") for the theoretical potential to increase programming prices for customers and competitors. Then, word traveled that the parties had agreed in principle to a deal with the DOJ to resolve government concerns. Shortly thereafter, the head of Justice's anti-trust division, Makan Delrahim, a Trump appointee who had previously expressed no issue with this transaction in a recent speech, announced that he was suing to block the deal. Despite 40 years of legal precedent denying attempts to block this category of merger, known as a vertical transaction because of the lack of business overlap, the government moved forward with the complaint and the merging parties determined to fight it. Although we were comfortable with the parties' commitment to this very strategic transaction, the flawed legal premise of the government's case, and the difficulty of regulating the evolving telecommunications landscape, we still had a lot of work left to do to be comfortable holding this investment. Accordingly, we consulted with multiple legal counsels and economic advisers as well as very helpful sell-side contacts in order to refine our litigation forecast. As tallied by our multi-talented head trader, Abe Cary, we held no less than 27 conference calls before arriving at our higher-than-consensus probability of success (as mentioned in previous letters). Although the opportunity entailed risk, it also provided excellent compensation for that litigation risk. Additionally, we viewed the downside as limited and sized the position appropriately. Due to our positive bias, the twists and turns in this story provided the rare chance to opportunistically add during overzealous sell-offs and reduce during periods of excessive spread-tightening. The Merger Fund® maintained a position throughout the pendency of the deal and litigation, weighting the allocation as discussed to appropriately limit our value-at-risk or VAR; in the end, contributing approximately 0.63% gross to performance.

Judge Leon drafted an extensively detailed opinion denying the DOJ's injunction request, which we think will survive the DOJ appeal which was filed in July, despite an admonishment by the Judge not to appeal his ruling. This will undoubtedly make a great case study for both business and law schools.

Morgan Stanley recently pointed out that although equity markets were strong in 2017, M&A activity was down from the prior year. This year is shaping up as the mirror image with deal flow bouncing back strongly while equity markets have merely bobbed above and below break-even. In fact, transaction volumes have skyrocketed in 2018, as the value of announced mergers reached record levels in the first half, with US companies making up the largest group of targets. More than $2.5 *trillion* in mergers were announced globally, and as Stephen Grocer interestingly observed in *The New York Times*, "four of the 10 biggest deals were struck in part to fend off competition from the largest technology companies, as the value of acquisitions announced during the first six months of the year increased 61 percent from the same period in 2017." [4] If activity remains at this pace, deal value would surpass $5 trillion, which would be the largest yearly total value ever.

Technology and media deals dominated the headlines, but most sectors were active as well. Large-cap deals were abundant, with a record 36 announced transactions valued at $10 billion or more, according to Thomson Reuters.

Globally, there were 79 deals above $5 billion, surpassing the previous year-to-date mark set in 2007, together with the record number of $10 billion transactions. It appeared that large companies in all sectors, disrupted by technological innovation, felt the need to merge in order to achieve additional scale to compete. Transactions were spread across all regions: US levels returned to the highs experienced before the 2008 crisis, deal activity in Europe nearly doubled, and Asian transactions increased by 29% compared with a year earlier. Even the U.K, in the midst of a messy exit from

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[3] As of this letter, the Department of Justice has appealed the Judge's ruling, a tactic we view as very unlikely to be successful.
[4] A Record $2.5 Trillion in Mergers Were Announced in the First Half of 2018, The New York Times, 7/3/18

the Eurozone, saw transaction volume more than double from 2017 to $336 billion. Additionally, cross-border activity grew to become 43% of all deal volume, the largest percent contribution since 2008.

The value of **announced mergers reached record levels** in the first half of 2018, with acquisitions of American companies making up the largest portion.

More than $2.5 trillion in mergers announced thus far in 2018


$2.5 trillion
2.0
1.5
1.0
0.5
0
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
All
United States
Europe
Asia-Pacific
Japan
Africa-Middle East

The value of **deals by industry**


2017
2018
Energy and Power
$238.69
$388.67
Media and Entertainment
$60.26
$323.39
Health Care
$154.87
$315.74
Industrials
$158.98
$242.24
Financials
$148.24
$213.66
(in billions)
High Technology
$135.56
$207.87
Real Estate
$218.63
$200.43
Consumer Staples
$104.07
$178.52
Materials
$109.53
$156.23
Telecommunications
$50.30
$121.98
Consumer Products and Services
$109.43
$87.43
Retail
$67.41
$77.65
Government and Agencies
$1.99
$0.07

Note: Data as of June 30, 2018.

By The New York Times | Source: Thomson Reuters

Looking ahead, deal activity appears poised to continue at a rapid pace. Interest rates remain historically low; cash on corporate balance sheets continues to grow, aided by strong earnings and cash repatriated to the US from offshore subsidiaries; and private equity "dry powder" remains in the $200 billion range. It has been estimated that the top 100 companies' cash balances in the S&P themselves now total as much as $1.6 TRILLION!

Statistical Summary

REGIONAL EXPOSURE


74.84%
12.78%
5.42%
4.82%
1.95%
0.18%
United States
Europe ex-U.K.
United Kingdom
North America Offshore
Asia ex-Japan
Australia

SECTOR EXPOSURE


28.96%
19.89%
10.59%
10.34%
7.13%
6.77%
5.85%
5.56%
2.68%
1.50%
0.75%
Information Tech.
Consumer Disc.
Health Care
Financials
Materials
Energy
Industrials
Consumer Staples
Other
Telecom
Utilities

Type of Buyer	
Strategic	94.76%
Financial	5.24%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Deal Terms	
Cash	40.46%
Stock & Stub	27.41%
Cash & Stock	23.28%
Cash & Collar	5.41%
Cash & Stub	2.03%
Stock with Fixed Exchange Ratio	1.33%
Stock with Flexible Exchange Ratio (Collar)	0.08%

As mentioned, The Merger Fund® (MERIX) returned 3.33% during the second quarter of 2018. As in the prior quarter, performance was at the high end of our targeted returns. However, more typically, the volatility of our returns was a fraction of that of the broad market, with minimal correlation. Given the customary correlation between risk and reward, we are happy to have been able to provide a greater return than would be expected with less than one-third the risk of the S&P 500.[5]

We invested in a total of 89 deals during the quarter and experienced no broken deals. The biggest contributor to performance, Twenty-First Century Fox/Walt Disney Co., added 1.11% to the portfolio, while our biggest detractor, NXP/Qualcomm, cost the fund 0.62%. Our winners outnumbered the losers by more than 6 to 1 during the period and we added 19 new positions, ending with 71 positions in a broad variety of industries. At quarter end, we were fully invested, a reflection of the high level of merger activity.

Winners

- **Twenty-First Century Fox Inc. (FOX)/Walt Disney Co. (1.11%):** The Fund's position performed well, as Comcast launched a formal counterbid for FOX. Disney then responded with a counter of their own which further benefitted the Fund's investment.

- **Time Warner/AT&T (0.63%):** The parties did a great job in court defending the merits of their case in front of Judge Richard Leon, and our anticipated outcome came to fruition: Judge Leon declined to block the merger and the deal closed on June 14, 2018.

- **Sky Broadcasting/Twenty-First Century Fox/Disney/Comcast (0.57%):** A number of positive developments drove the stocks of Sky Broadcasting and Fox higher during the quarter as competitive bidding broke out for both companies. As will be detailed in future letters, the situation evolved into a four-way rumble in which Fox and Comcast both made bids for Sky, and Disney and Comcast both made bids for Fox. Both Comcast and Fox's bids for Sky were binding, pursuant to U.K. bidding rules, limiting the potential risk in that transaction. Disney's offer for Fox was formalized as well, increasing certainty in that situation as well. Neither transaction is resolved yet, however, it appears that Disney is in the lead to purchase FOX assets and Comcast is the clubhouse leader to purchase Sky. There may or may not be further bidding, so as the trading prices have approached our forecasted terminal value we have been scaling back the position sizes.

---

[5] Three-year trailing standard deviation for The Merger Fund® (MERIX) was 2.99% versus 9.81% for the S&P 500 Index

Losers

- **NXP/Qualcomm (-0.62%):** The market became concerned that The Ministry of Commerce of the People's Republic of China (MOFCOM) approval of this merger would become a political issue related to our trade tensions with China. The escalation of this conflict has widened this spread in near lockstep. Our long position was hurt by this. Post quarter-end but prior to this letter, the transaction essentially "timed out" and the termination date passed. Very disappointing and illogical if you ask us. Qualcomm paid NXPI a $2 billion termination fee and NXPI announced that it would repurchase $5 billion worth of its own shares over the next several quarters. Please see the attached appendix for a more detailed discussion of this unusual and ridiculous outcome. The discussion was prepared as a supplemental information piece at the end of July, but it seems appropriate to include it here.

- **Altaba/Alibaba (-0.25%):** As we await the many potentially positive outcomes, a small widening of the percentage discount occurred this quarter which resulted in a small negative mark-to-market. The companies have begun to take steps to narrow the discount, including a partial exchange offer for Altaba shares and a partial liquidation of its stake in Yahoo Japan. Both of those actions are ongoing and we remain optimistic regarding a positive outcome.

- **Macro Portfolio Hedge (-0.10%):** The S&P 500 rallied, which resulted in a negative mark from our portfolio hedge.

Event-Driven

Strategy	Allocations
Arbitrage	60.04%
Special Situations	13.26%
Credit-Catalyst	12.51%
Corporate Restructuring	14.20%
Total	100.00%

Strategy allocations result from our bottom-up process; our investment decisions are based on each opportunity's unique characteristics. Every investment is based on public information rather than speculation, has a defined timeline and calculable expected return. The strategy is designed to "go where the events are." We do not weight the portfolio according to pre-determined allocations to macro-factors such as strategy, sector or geography.

The WCM Alternatives: Event-Driven Fund (WCEIX) gained 4.19% for the quarter bringing its year-to-date return to 5.21%. The Fund participated in 129 events throughout the quarter. 103 positions posted gains versus 26 with negative marks-to-market. We purchased 17 new positions and as of June 30th, the Fund held 97 positions and was fully invested.

Given the broader mandate of the Fund, there are a number of event-driven investments, accounting for approximately 43% of WCEIX, which are not in The Merger Fund®. Two investments which are in our event-driven portfolios, but not our merger arbitrage holdings, include CBS Corporation and EQT Corporation.

During the first half of the year, EQT, a natural gas producer, announced plans to separate its midstream business into a newly created midstream C-corporation. This tax-free spinoff, of approximately 40% of the company, is expected to be completed in the third quarter. This is an attractive story because the spinoff will reduce the complexity of the company and provide a clearer picture and easier valuation of the underappreciated and purer-play upstream business. The company also announced production guidance that should produce in excess of $2 billion of free cash flow over the next five years, most of which the company has announced it will be returning to shareholders. The position was structured as the sale of an out-of-the-money put spread in order to monetize some of the speculative premium which has become embedded in the options. In this case, as long as the stock remains above the strike price of the puts that we have sold, the fund will capture the option premium, which will be the potential profit on the trade.

CBS, on the other hand, has become quite a sordid tale, with allegations of forgery, unlawful wiretapping and videotaping, excessive influence over an incompetent controlling shareholder, executive harassment allegations and boardroom fights over a potential merger of CBS and Viacom. Rest assured that we will be reading about this story in the years to come. Our involvement began early in the year when CBS entered into negotiations with Viacom as a result of pressure from Shari Redstone, the daughter of the founder and former chairman, Sumner Redstone, who controlled both companies through their own holding company called National Amusements ("NAI"). The stock traded down on fears that NAI might be able to force a deal through at an unfavorable price to public shareholders. We calculated that the stock was inefficiently priced below a worst-case transaction scenario, trading below 10x 2018 earnings which would be below where a deal would probably be struck. Therefore, we determined (prior to reading in the papers that CBS chairman Les Moonves was being investigated for employee harassment) that the stock would trade up in the event of an agreed-upon deal at a reasonable premium, or that the stock would trade up if talks were terminated and CBS reverted to its more typical trading range of 12-15x earnings. Additionally, there are press reports that other media companies, such as Verizon, had expressed interest in a transaction, further highlighting the strategic and financial value of the stock. So either way, we believe there will be an event, and we think the odds are high that CBS will trade well above $50 over the next several months.

Credit Event

The Westchester Credit Event Fund (WCFIX) was fully invested, although not levered, at the beginning of the quarter and was 94% invested through quarter-end. Performance for Q2 was +0.50%, and is +0.10% year-to-date. The Barclays AGG Index has lost 1.62% year-to-date.

As discussed previously, WCFIX primarily holds relatively short duration, catalyst-driven fixed-income investments, as well as discounted closed-end funds, liquidating instruments, and other rate-of-return type trades. We currently hold 41 different securities in the above categories, nine of which are Special Purpose Acquisition Companies (SPACs). Performance remains partially impacted by initial startup fees which are temporarily large as a percentage of the current small AUM (although the expense ratio is capped at 1.64% via an adviser subsidy).

NXPI convertible notes have been the primary detractor of NAV, due to the lower NXPI stock price, as confidence level in the deal had decreased throughout the quarter. This was offset by the rest of the portfolio which continued to accrue interest and capital gains as the expected events occurred. We are positioned with embedded potential profits should the catalysts occur as forecasted. WCFIX continues to pursue attractive opportunities while remaining solidly in relatively short-duration event instruments, to defend against what we view as an inevitable rising interest rate environment. We continue to be extremely optimistic about this new product, as its portfolio structure reflects a market neutral exposure while targeting minimal volatility. As with The Merger Fund®, we theoretically have the opportunity to capitalize on rising rates by potentially locking in ever-higher fixed rates of return in event-driven fixed income products.

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

Account		Vehicle	Strategy	Inception
The Merger Fund®		SEC '40-Act Fund	Merger Arbitrage	1989
Investor Share Class (MERFX)				1989
Institutional Share Class (MERIX)				2013
The Merger Fund VL (MERVX)		Variable Insurance Trust	Merger Arbitrage	2004
WCM Alternatives: Credit Event Fund	*New*	SEC '40-Act Fund	Opportunistic Credit	2017
Investor Share Class (WCFRX)				2017
Institutional Share Class (WCFIX)				2017
WCM Alternatives: Event-Driven Fund		SEC '40-Act Fund	Event-Driven	2014
Investor Share Class (WCERX)				2017
Institutional Share Class (WCEIX)				2014
JNL/Westchester Capital Event Driven Fund		Sub-advised SEC '40-Act Fund	Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund		Sub-advised SEC '40-Act Fund	Merger Arbitrage	2016

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter- typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

Please contact us with any questions or comments. We are always available and enjoy speaking with our investors. Have a great rest of the summer!

Roy Behren   Mike Shannon

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or WCM Alternatives: Credit Event Fund, carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of June 30, 2018, were: Altaba Inc. (12.07%), NXP Semiconductors NV (8.04%), Twenty-First Century Fox, Inc. Cl. B (7.97%), Rockwell Collins Inc. (4.58%), Sky PLC (4.45%), Aetna Inc. (4.04%), Andeavor (3.31%), XL Group Limited (3.21%), Columbia Pipeline Group, Inc. (2.43%), DowDuPont Inc. (2.11%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of June 30, 2018, were: Altaba Inc. (12.02%), NXP Semiconductors NV (8.11%), Twenty-First Century Fox, Inc. Cl. B (7.87%), Rockwell Collins, Inc. (4.64%), Sky PLC (4.46%), Aetna Inc. (3.82%), Andeavor (3.46%), XL Group Limited (3.18%), DowDuPont Inc. (2.14%), GGP Inc. (2.11%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of June 30, 2018, were: Altaba Inc. (12.15%), NXP Semiconductors NV (8.56%), Twenty-First Century Fox, Inc. Cl. B (7.72%), Sky PLC (6.82%), Aetna Inc. (4.92%), Rockwell Collins, Inc. (4.35%), Andeavor (4.26%), XL Group Limited (3.87%), CBS Corporation (3.28%), ILG, Inc. (3.07%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Credit Event Fund as of June 30, 2018, were: NXP Semiconductors NV (8.04%), Envision Healthcare Corp. (7.72%), HRG Group Inc. (5.81%), Corporate Risk Holdings (4.93%), Rite Aid Corp. (4.86%), Momentive Performance (4.74%), Colony Capital, Inc. (4.58%), Sinclair Television Group (4.39%), Pure Acquisition Corp. (4.12%), Kindred Healthcare Inc. (3.96%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other events, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower rated and non-rated securities present a great risk of loss to principal and interest than higher-rated securities. The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of August 8, 2018, and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed. This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receives 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of June 30, 2018, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 129 funds in the last three years, 86 funds in the last five years, and 30 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® - Investor share class (MERFX) received a Morningstar Rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class (MERIX) received a Morningstar rating of 4 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. Five and ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of MERIX and reflect the historical performance of MERFX, (inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of June 30, 2018, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following time periods: 288 funds in the last three years. With respect to these Market Neutral funds, WCM Alternatives: Event-Driven Fund – Institutional share class (WCEIX) received a Morningstar rating of 4 stars for the three year period. WCM Alternatives: Event-Driven Fund – Investor share class (WCERX) received a Morningstar Rating of 4 stars for the three year period. 3-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of WCERX and reflect the historical performance of WCEIX, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2018 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment grade bonds. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. Indices are unavailable for direct investment**. The Dow Jones Industrial Average**, or simply the Dow, is a stock market index that shows how 30 large, publicly owned companies based in the United States have traded during a standard trading session in the stock market. Indices are unavailable for direct investment. **Nasdaq** is a global electronic marketplace for buying and selling securities, as well as the benchmark index for U.S. technology stocks.**The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative IndexSM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **HFR,** Hedge Fund Research, Inc., is the hedge fund industry's "go to" provider of hedge fund index information. **DOJ** or The United States Department of Justice Antitrust Division is a law enforcement agency responsible for enforcing the antitrust laws of the United States. **A C corporation,** under United States federal income tax law, refers to any corporation that is taxed separately from its owners. A C corporation is distinguished from an S corporation, which generally is not taxed separately. **Standard Deviation** is the degree to which returns vary relative to the average return: The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Smart beta** investment portfolios offer the benefits of passive strategies combined with some of the advantages of active ones, placing it at the intersection of efficient-market hypothesis and classic value investing. **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index; **Basis point (BPS)** refers to a common unit of measure for interest rates and other percentages in finance. One basis point is equal to 1/100th of

1%, or 0.01%, or 0.0001, and is used to denote the percentage change in a financial instrument. **Value at risk (VaR)** is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given probability), given normal market conditions, in a set time period such as a day. **A quantitative fund** is an investment fund in which investment decisions are determined by numerical methods rather than by human judgment. **Duration** is a measure of the sensitivity of the price -- the value of principal -- of a fixed-income investment to a change in interest rates.

The returns shown are based on net asset values calculated for shareholder transactions and may differ from the returns shown in the financial highlights of the annual report, which reflects adjustments made to the net asset values in accordance with accounting principles generally accepted in the United States of America.

The Merger Fund®, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund are distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC.

Westchester Capital FUNDS

APPENDIX

Excerpted from investor letter dated July 26, 2018:

As has been widely reported, American chipmaker Qualcomm (QCOM) confirmed the termination of its proposed takeover of Dutch counterpart NXP (NXPI) after China failed to grant it regulatory approval. While disappointing, we were unprepared for this potential unexpected outcome.

While we were cognizant of the risks associated with such a large, high-profile transaction, particularly in today's evolving geopolitical climate, our position size was a function of what we assessed to be limited downside. Our forecasted downside typically begins with the "unaffected price" of the target's stock or its fundamental value, typically the price the security was trading at prior to the merger announcement. However, that forecast is dynamic and fluctuates based upon company and market fundamentals during the pendency of a deal.

Our estimated downside was calculated to be in the range of the low-$90s per share, limiting our VAR (value-at-risk) to approximately 80 basis points, exclusive of the inevitable, and most-often temporary, initial downside overshoot upon deal termination.

Moreover, NXP received a termination fee of $2 billion, bringing the total cash on the balance sheet to roughly $6 billion. Furthermore, NXP has launched a $5 billion share repurchase. In addition, they have re-commenced investor communications with investors, and street price targets uniformly remain well above current levels.

NXP was 41% owned by Arbitrageurs, event-driven investors, and hedge funds. Therefore, these types of ownership structures have historically caused terminated target prices to overshoot to the downside. Cognizant of this dynamic, we intend to hedge our remaining exposure and have begun to exit the position in an orderly fashion, targeting a short-to-medium time frame. And of course, we will continue to monitor the risk/reward profile of all of our holdings, modifying the positions quickly if circumstances warrant.

We believe other deals should not be impacted in the long-term; however, spreads affected by widespread general risk reduction may provide attractive opportunities. We have often addressed such opportunities by adding to our highest conviction positions at what we believe to be discounted levels.

We would be happy to answer any further questions our investors may have.



